EXHIBIT 99.1

News Release

For Immediate Release

Contacts:
Robert B. Wickham	Colin J. Chapin
President	Senior Vice President – Chief Financial Officer
(416) 682-8600	(416) 682-8600
(877) 239-7200	(877) 239-7200
Trizec Canada Announces Redemption of
3% Exchangeable Debentures due 2021
All amounts in U.S. dollars
TORONTO — August 10, 2006: Trizec Canada Inc. (TSX:TZC) today announced that it has called for redemption all of its outstanding US$275,000,000 of 3% debentures due January 2021 (TSX:TZC.DB.V), exchangeable for common shares of Barrick Gold Corporation. The redemption price, which Trizec Canada has elected to pay entirely in cash pursuant to the terms of the debentures, is US$986.02 per US$1,000 principal amount of debentures. This amount is equal to the product of the average of the high and low trading prices for Barrick shares on the New York Stock Exchange for the 20 trading days ended August 9, 2006 and the number (32.2581) of Barrick shares for which each US$1,000 principal amount is exchangeable, together with accrued and unpaid interest to the redemption date. The redemption date will be September 25, 2006 and the record date for determining the debentureholders to whom redemption proceeds shall be paid is September 20, 2006.
Under the terms of the debentures, debentureholders can effectively foreshorten the redemption process by exercising the right to exchange, in which case Trizec Canada will pay for the debentures within five business days of the date the debentures are deposited with the trustee for exchange. Trizec Canada will honour the exchange right, as it is permitted to do by the terms of the debentures, by payment in cash of the sum of US$981.29 for each US$1,000 principal amount, plus accrued and unpaid interest from July 29, 2006 to but excluding the date the debentures are deposited for exchange.
The debentures being called for redemption were the subject of a public distribution by Trizec Canada’s predecessor, The Horsham Corporation, in 1996 and they became redeemable at the option of the Corporation in January of this year.
On June 5, 2006, Trizec Canada and Trizec Properties, Inc. (NYSE: TRZ) announced that they had entered into a definitive merger and arrangement agreement with affiliates of Brookfield Properties Corporation (NYSE: BPO) for Brookfield to acquire both Trizec Properties and Trizec Canada in a transaction valued at US $8.9 billion. In connection with the transaction, Brookfield has requested that Trizec Canada redeem all its exchangeable debentures prior to closing of the arrangement. The decision to redeem the public debentures for cash, rather than for Barrick Shares, was made by Brookfield, as it is entitled to do under its agreement with Trizec Canada. Because of the long period required to redeem the public debentures, Trizec Canada has issued the redemption notice prior to the date of the special meeting of the shareholders expected to take place on September 12, 2006, and therefore the public debentures will be redeemed whether or not the arrangement is approved by Trizec Canada Shareholders.

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In addition to the public debentures called for redemption today, Trizec Canada has outstanding an aggregate of US$408,816,000 of privately placed debentures due 2024 that are exchangeable for Barrick Shares and that Trizec Canada expects to redeem prior to the closing of the Brookfield arrangement.
Trizec Canada is a Canadian public company that trades on the Toronto Stock Exchange under the symbol TZC and is a mutual fund corporation under Canadian tax rules. The Company is primarily engaged in the U.S. real estate business through its interest in Trizec Properties. Trizec Properties, a real estate investment trust (REIT), trades on the New York Stock Exchange under the symbol TRZ and is one of North America’s largest owners of commercial office properties. For more information, visit Trizec Canada’s web site at www.trizeccanada.com.
This Press Release contains forward-looking statements relating to Trizec Canada’s business and financial outlook, which are based on its current expectations, estimates, forecasts and projections. The use of forward-looking words such as “may”, “will”, “expects” or similar terms generally identify such statements. These statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made and Trizec Canada undertakes no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Included, without limitation, among these factors are changes in national and local economic conditions, including those economic conditions in Trizec Properties seven core markets; the extent, duration and strength of any economic recovery in the United States; Trizec Properties’ ability to maintain occupancy and to timely lease or re-lease office space; the extent of any bankruptcies and insolvencies of tenants of Trizec Properties; Trizec Properties’ ability to sell its non-core office properties in a timely manner; Trizec Properties’ ability to acquire office properties selectively in its core markets; Trizec Properties’ ability to integrate and realize the full benefits from its acquisitions including its acquisitions of certain office properties and undeveloped land parcels that were formerly owned by Arden Realty, Inc.; Trizec Properties’ ability to maintain REIT qualification and changes to U.S. tax laws that affect REITs; material increases in the amount of special dividends payable by Trizec Properties to affiliates of Trizec Canada on shares of Trizec Properties’ special voting stock as a result of increases in the applicable cross-border withholding tax rates; the issuance of additional TPI common stock pursuant to the conversion of Class F stock occurring as a result of United States Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) tax being incurred; Canadian tax laws that affect treatment of investment in U.S. real estate companies; the competitive environment in which Trizec Properties operates; the cost and availability of debt and equity financing to Trizec Properties; the effect of any impairment charges associated with changes in market conditions; Trizec Properties’ ability to obtain, at a reasonable cost, adequate insurance coverage for catastrophic events, such as earthquakes and terrorist acts; future demand for Trizec Canada’s and Trizec Properties’ debt and equity securities; Trizec Canada’s and Trizec Properties’ ability to attract and retain high-quality personnel at a reasonable cost in a highly competitive labour environment; market conditions in existence at the time Trizec Properties’ sells assets; the possibility of change in law adverse to Trizec Canada; joint venture and partnership risks; the satisfaction of the conditions to consummate the proposed mergers and arrangement with Brookfield Properties, including the adoption of the merger and arrangement agreement by stockholders of Trizec Properties and the approval of the related arrangement resolution by shareholders of Trizec Canada; the actual terms of certain financings that will be obtained for the mergers and the arrangement; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger and arrangement agreement; the outcome of the legal proceedings that have been or may be instituted against Trizec Properties or Trizec Canada following announcement of the mergers and the arrangement; the failure of the mergers or the arrangement to close for any other reason; the amount of the costs, fees, expenses and charges related to the mergers and the arrangement; and other risks and uncertainties detailed from time to time in Trizec Properties’ filings with the Securities and Exchange Commission. Such factors also include those set forth in more detail in the Risk Factors section in the Trizec Canada Inc. Annual Information Form dated March 16, 2006.

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